Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

ADJUSTMENT TO CONVERSION PRICE OF THE 0.925% CONVERTIBLE BONDS DUE 2031

Reference is made to the announcements (the “Announcements”) of ZTO Express (Cayman) Inc. (the “Company”) dated February 4, 2026 in relation to the offering of the US$1.5 billion in aggregate principal amount of convertible senior notes, with an interest rate of 0.925% per year (the “Notes”). Capitalized terms used herein shall have the same meanings as those defined in the Announcements. Conversions of the Notes will be settled in cash, Class A Ordinary Shares or a combination of cash and Class A Ordinary Shares, at the Company’s election.

Further reference is made to the announcement of the Company dated March 18, 2026 in relation to the approval by the Board for the distribution of a semi-annual cash dividend of US$0.39 per ADS and ordinary share for the six months ended December 31, 2025 (the “Dividend”).

Adjustment to the Conversion Price of the Notes

Pursuant to adjustment provisions stipulated under the terms and conditions of the Notes, as a result of the declaration of the Dividend, the conversion rate for the Notes has been adjusted from 32.3130 Conversion Shares per US$1,000 principal amount of the Notes (equivalent to a conversion price of approximately US$30.9473 per Conversion Share), to 32.8311 Conversion Shares per US$1,000 principal amount of the Notes (equivalent to a conversion price of approximately US$30.4589 per Conversion Share) (the “Adjusted Conversion Price”) with effect from April 8, 2026, being the record date of the Dividend.

The Adjusted Conversion Price is above the benchmark price at the issuance of the Notes as set out under Rule 13.36(5) of the Hong Kong Listing Rules.

Based on the total outstanding principal amount of the Notes of US$1.5 billion at the date of this announcement and the Adjusted Conversion Price, the maximum number of Shares that may be issued by the Company upon full conversion of the Notes increased from 48,469,500 Shares to 49,246,650 Shares.

The additional 777,150 Shares (the “Additional Shares”) that may be issued upon conversion of all the outstanding Notes will be allotted and issued pursuant to the General Mandate granted by the Shareholders to the Directors on June 17, 2025. The maximum number of Class A Ordinary Shares allowed to be allotted and issued under the General Mandate is 160,893,698. The limit of the General Mandate is sufficient to cover the issue of the Additional Shares, if any. An application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, such Additional Shares.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, May 20, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU as non-executive director, Mr. Qin Charles HUANG, Mr. Herman YU and Ms. Fang XIE as independent non-executive directors.

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